BrightView Holdings, Inc.

980 Jolly Road

Blue Bell, Pennsylvania 19422

February 18, 2025

VIA EDGAR

Kristin Lochhead, Li Xiao

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:         BrightView Holdings, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2024

Form 8-K dated November 13, 2024

File No. 001-38579

Dear Ms. Lochhead and Ms. Xiao,

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 29, 2025 (the “Comment Letter”) in connection with the Annual Report on Form 10-K of BrightView Holdings, Inc. (the “Company” or “BrightView” or “we” or “us” or “our”) for the fiscal year ended September 30, 2024 filed with the Commission on November 13, 2024 (the “2024 Form 10-K”) and the Current Report on Form 8-K filed with the Commission on November 13, 2024 (the “Earnings Release 8-K”).

For your convenience, the numbered responses of the Company and related captions contained in bold type in this letter correspond to the numbered paragraphs and related captions in the Comment Letter. The comments are followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended September 30, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 42

1.	Refer to your presentation of "Free Cash Flow" throughout the filing. Since free cash flow is typically calculated as cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures, and your calculation includes an additional adjustment, please revise your computation accordingly or revise the title of this measure to be "adjusted free cash flow". Refer to Question 102.07 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Please also apply this comment to your earnings release presentation on future Form 8-K.

Response

The Company acknowledges the Staff’s comment and will use the title “Adjusted Free Cash Flow” in future filings and in earnings release presentations. The Company notes that its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2024 filed with the Commission on February 5, 2025 (the “First Quarter 2025 Form 10-Q”), as well as its first quarter 2025 earnings release furnished as Exhibit 99.1 to its Current Report on Form 8-K filed with the Commission on February 5, 2025, reflects use of the title “Adjusted Free Cash Flow”.

2.	We see that adjusted EBITDA and adjusted net income include a non-GAAP adjustment for "Business transformation and integration costs" of $44 million, which is comprised primarily of severance and related costs of $16.6 million and IT infrastructure, transformation, and other of $28 million. With a view towards understanding how the non-GAAP adjustment complies with Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, please respond to the following comments:

•	Further elaborate on the nature and composition of the severance and related costs, including why you believe that the One Brightview initiative and CEO transition are not normal, recurring, cash operating expenses necessary to operate your business.

•	Please describe in detail, the nature and composition of the transformation and integration activities. If it includes multiple items, provide us with a quantitative breakdown of each category of costs for each period presented. As part of your response, explain your consideration of whether these transformation and integration costs represent normal, recurring, cash operating expenses necessary to operate your business.

Response

The Company acknowledges the Staff’s comment and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (updated December 13, 2022), which states that certain adjustments, although not explicitly prohibited, could result in a non-GAAP measure that is misleading. The Company respectfully advises the Staff that it has considered the prescribed guidance and the Staff’s overall perspective regarding non-GAAP measures and believes that the “Business transformation and integration costs” excluded from each of Adjusted EBITDA and Adjusted Net Income do not represent normal, recurring, cash operating expenses necessary to operate our business and, accordingly, excluding these amounts from the applicable non-GAAP financial measures does not cause those measures to be misleading. We describe below in detail the nature and composition of each of Severance and related costs, as well as IT infrastructure, transformation, and other.

Background on One BrightView initiative:

Following the departure of the Company’s previous CEO in May 2023 and a five-month transitional period, Dale Asplund joined the Company as CEO in October 2023, representing the Company’s first CEO change since the Company’s initial public offering in 2018. In connection with the CEO transition, Mr. Asplund introduced transformational changes, including restructurings, to the Company under the “One BrightView” initiative, designed to break down previous operation silos, unite the organization as one comprehensive team, and drive a renewed focus on the Company’s profitable core businesses. These activities resulted in significant one-time costs that were outside the normal operations of the Company. Among many significant changes within the One BrightView initiative, management sold the Company’s US Lawns business, transformed its aggregator service line (“BrightView Enterprise Services” or “BES”) and other non-core service lines, as they were outside of the core BrightView service model, and reorganized the Company’s previous branch-level operating structure. The BES transformation activities consisted of exiting certain customer contracts which relied primarily on subcontractors, reduction of the related customer support personnel, and repositioning responsibility for the remaining customer contracts within the maintenance segment (“Maintenance”) branches. Costs associated with transitioning contracts that support the ongoing business operations were not added back.

Both the CEO transition and the subsequent enterprise-wide transformation activities under the One BrightView initiative represented events that had not occurred previously during the Company’s history as a public company and thus should be properly viewed as distinct from the Company’s normal, historical business operations. Accordingly, the Company respectfully submits that the related costs represent non-recurring expenses outside of the normal cost of operating the business and thus are appropriate to be excluded from its non-GAAP metrics.

Severance and related costs:

As a direct result of the CEO transition and subsequent implementation of the One BrightView initiative, the Company incurred $16.6 million of severance and related costs. Included in the $16.6 million was $3.6 million related to the transformation of non-core service lines discussed above, and $13.0 million related to the elimination of roles and reduction of personnel in connection with the One BrightView initiative. In contrast, the Company typically incurs other severance as part of its normal ongoing business on a regular basis, which is not excluded from its non-GAAP metrics.

IT infrastructure, transformation, and other:

As disclosed within Non-GAAP Financial Measures in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the 2024 Form 10-K, the IT infrastructure, transformation, and other costs relate to distinct initiatives, typically representing significant, enterprise-wide changes, which vary in amount based on factors specific to each of the activities. These costs occur infrequently and are outside of the normal cost of operating the business, which creates a lack of comparability between periods in the Company’s GAAP metrics.

For fiscal year 2024, the vast majority ($20.6 million) of these costs related to the implementation of multiple projects under the One BrightView initiative described above, which as noted previously is a distinct initiative driving significant enterprise-wide changes with costs incurred outside of the normal operation of the business. The nature and composition of the costs of these transformation and integration activities undertaken as part of the One BrightView initiative include the following:

•	$6.7 million of both cash and non-cash termination costs to exit non-core customer contracts that primarily relied on subcontractors as discussed above. These costs are one time in nature and are not expected to recur. We did not adjust for the cost of repositioning the remaining customer contracts within the Maintenance branches.

•	$6.1 million of non-cash expenses due to impairment of abandoned capitalized software costs and prepaid licenses in connection with the reduction of the customer support personnel resulting from the Company’s transformation of BES.

•	$2.0 million of expenses for one-time costs to implement logistics and customer management software solutions that are not expected to recur. This was the first significant investment in branch logistics and customer management software solutions since prior to the Company’s initial public offering.

•	$5.8 million of other one-time transformation costs, including the centralization of business support functions, creation of the Company’s new procurement strategy, and pilot program costs.

In addition to the actions taken under the One Brightview initiative, the Company incurred $7.3 million of expenses related to other distinct initiatives that required the incurrence of costs outside of the Company’s normal operations. The nature and composition of the costs of these transformation and integration activities include:

•	$4.5 million associated with the implementation of various other transformational enterprise-wide software solutions, including new consolidation software and fleet management and safety technology. The build out of the new consolidation software was initiated in fiscal year 2023 and concluded in fiscal year 2024. Recurring license costs for ongoing solution support are not included.

•	$2.8 million of banking, legal, and professional service fees for various atypical projects, such as facilitating one of our principal shareholder’s sale of common stock in May 2024.

In fiscal year 2023, the Company incurred $8.6 million of IT infrastructure, transformation, and other costs related to various distinct non-recurring initiatives that required the incurrence of costs outside of the Company’s normal operations. The nature and composition of the costs of these transformation and integration activities include:

•	$4.0 million associated with the implementation of various other transformational enterprise-wide software solutions, principally new consolidation software. The build out of the new consolidation software was initiated in fiscal year 2023 and concluded in fiscal year 2024. Recurring license costs for ongoing solution support are not included.

•	$1.7 million of infrastructure activities in connection with contemplated mergers, acquisitions, dispositions, and internal restructuring.

•	$2.9 million associated with various other one-time expenses, such as consultant costs for the initial implementation of voluntary carbon reporting and the additional spend due to natural disasters including Hurricane Ian and the Hawaii wildfire that are outside the ongoing operations of the Company.

As discussed throughout the section above, the Company respectfully submits that the actions taken under the One BrightView initiative, as well as the other transformation and integration costs outlined above, represent exceptional events distinct from the Company’s normal, historical business operations, and the related expenses represent one-time costs that are not indicative of normal ongoing operations. Accordingly, the Company believes that exclusion of the foregoing expenses from its applicable non-GAAP financial measures is appropriate and not misleading based on Question 100.01.

Consolidated Financial Statements for the fiscal year ended September 30, 2024

15. Segments, page F-29

3.	Revise future filings to reconcile the total of the reportable segments' measures of profit or loss to your consolidated income before income taxes and discontinued operations, in accordance with ASC 280-10-50-30(b).

Response

The Company acknowledges the Staff’s comment and will revise future filings to reconcile the total of the reportable segments' measures of profit or loss to consolidated income before income taxes and discontinued operations in accordance with ASC 280-10-50-20(b). The Company notes that its First Quarter 2025 Form 10-Q includes this revised reconciliation on page 22 thereof.

Form 8-K dated November 13, 2024

Exhibit 99.1

Fiscal 2024 Results - Total BrightView, Total BrightView - Operating Highlights, page 2

4.	We see that you discuss changes in adjusted EBITDA for Total BrightView without discussing the reasons for the changes in the related GAAP measure for the period. In future filings, please revise to include a similar discussion and analysis of the comparable GAAP measure in a location with equal or greater prominence. Reference Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response

The Company acknowledges the Staff’s comment and will ensure future filings include a similar discussion and analysis of the related GAAP measure in a location with equal or greater prominence whenever adjusted EBITDA for Total BrightView is discussed.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions regarding the Company’s response to your comments, please contact Brett Urban at brett.urban@brightview.com and Jonathan Gottsegen at jonathan.gottsegen@brightview.com.

Sincerely,

BRIGHTVIEW HOLDINGS, INC.

/s/ BRETT URBAN
Brett Urban
Executive Vice President, Chief Financial Officer

cc:	Dale Asplund
Chief Executive Officer and Director
BrightView Holdings, Inc.

Jonathan Gottsegen
Executive Vice President, Chief Legal Officer and
Corporate Secretary
BrightView Holdings, Inc.

Brian Jackson
Chief Accounting Officer
BrightView Holdings, Inc.